UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the year ended March 31, 2019

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

TABLE OF CONTENTS

38th ANNUAL GENERAL MEETING NOTICE AND ANNUAL REPORT FOR FY 2019
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1 EXHIBIT 99.2

38th ANNUAL GENERAL MEETING NOTICE AND ANNUAL REPORT FOR FY 2019

This Form 6-K contains our Annual Report for the fiscal year ended March 31, 2019 (attached as Exhibit 99.1) and the Notice of the 38th Annual General Meeting of the Shareholders dated May 15, 2019 (attached as Exhibit 99.2).

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ Inderpreet Sawhney

Date: May 21, 2019	Inderpreet Sawhney Group General Counsel & Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Annual Report for fiscal year ended March 31, 2019
99.2	Notice of 38th Annual General Meeting dated May 15, 2019